================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             _______________________

                          NET 1 UEPS TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    64107N206
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                  JUNE 22, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                                ----------------------
64107N206                                                         Page 2 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 3 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 80, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 4 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 82, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 5 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 6 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 7 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page  8 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page  9 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                        Page 10 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments CDA , L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                         Page 11 of 19
--------------------------                                ----------------------


                         AMENDMENT NO. 1 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 15, 2005 (the "Original Statement"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Net 1 UEPS Technologies, Inc., a Florida corporation (the "Company"). The address of the principal executive office of the Company is Provident Place, 4th Floor, Cmr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), General Atlantic Partners 82, L.P., a Delaware limited partnership ("GAP 82"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), GAPCO Management GmbH, a German corporation ("GmbH Management") and GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA" and, collectively with GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick

--------------------------                                ----------------------
64107N206                                                         Page 12 of 19
--------------------------                                ----------------------


Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  GA is the general partner of GAP 80, GAP 82 and GAPCO CDA. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). Mr. Wendelstadt is a director of the Company. The managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is Suite 2007-10, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Mr. Havaldar is Room 151, 152 Maker Chambers VI, Naisman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and

--------------------------                                ----------------------
64107N206                                                         Page 13 of 19
--------------------------                                ----------------------


Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

                  None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following at the end thereof:

                  Pursuant to a Stock Purchase Agreement, dated as of June 22, 2006 (the "June 2006 Stock Purchase Agreement"), GAP 82, GAPCO III, GAPCO IV, GapStar, KG and GAPCO CDA agreed to purchase 3,000,000 shares of Common Stock from certain selling stockholders, at a price of $24.00 per share, for an aggregate purchase price of $72.0 million in a private placement (the "June 2006 Private Placement"). The funds to purchase shares of Common Stock in the June 2006 Private Placement will be obtained from contributions from partners of GAP 82, KG and GAPCO CDA, contributions from the members of GAPCO III and GAPCO IV and available capital of GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.

--------------------------                                ----------------------
64107N206                                                         Page 14 of 19
--------------------------                                ----------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) Assuming the consummation of the June 2006 Private Placement, GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG, GmbH
Management and GAPCO CDA will each own of record, no shares of Common Stock, 3,105,138 shares of Common Stock, 2,730,766 shares of Common Stock, 108,920 shares of Common Stock, 360,565 shares of Common Stock, 90,185 shares of Common Stock, 11,567 shares of Common Stock, no shares of Common Stock and 1,950 shares of Common Stock, respectively, representing 0.0%, 5.5%, 4.8%, 0.2%, 0.6%, 0.2%, 0.0%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) GA is the general partner of GAP 80, GAP 82 and GAPCO CDA, (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. The Reporting Persons may not be deemed to beneficially own the 3,000,000 shares of Common Stock to be purchased pursuant to the June 2006 Private Placement until the consummation of the June 2006 Stock Purchase Agreement. Assuming such consummation, each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,409,091 shares of Common Stock, or 11.3% of the Common Stock.

--------------------------                                ----------------------
64107N206                                                         Page 15 of 19
--------------------------                                ----------------------


                  (b) Upon the consummation of the June 2006 Private Placement, each of the Reporting Persons will have the shared power to direct the vote and the shared power to direct the disposition of the 6,409,091 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)   Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding the following at the end thereof:

                  The GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 80, GAP 82, GapStar and GAPCO CDA. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

--------------------------                                ----------------------
64107N206                                                         Page 16 of 19
--------------------------                                ----------------------


                  As noted in Item 3 above, GAP 82, GapStar, GAPCO III, GAPCO IV, GAPCO CDA and KG entered into the June 2006 Stock Purchase Agreement pursuant to which they agreed to purchase 3,000,000 shares of Common Stock from certain selling stockholders, at a price of $24.00 per share, for an aggregate purchase price of $72.0 million. The consummation of the June 2006 Private Placement pursuant to the June 2006 Stock Purchase Agreement is expected to occur on June 30, 2006, subject to the condition that the representations and warranties of the selling stockholders are true and correct on such date. The foregoing summary of the June 2006 Stock Purchase Agreement is qualified in its entirety by reference to EXHIBIT 2 which is incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Stock Purchase Agreement, dated as of June 22, 2006, by and among GAP 82, GAPCO III, GAPCO IV, GapStar, GAPCO CDA, KG and the other parties named therein.

--------------------------                                ----------------------
64107N206                                                        Page 17 of 19
--------------------------                                ----------------------


                                     SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2006


                                        GENERAL ATLANTIC LLC


                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director



                                        GENERAL ATLANTIC PARTNERS 80, L.P.

                                        By: General Atlantic LLC,
                                            its general partner


                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

--------------------------                                ----------------------
64107N206                                                        Page 18 of 19
--------------------------                                ----------------------



                                        GENERAL ATLANTIC PARTNERS 82, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAP COINVESTMENTS III, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAP COINVESTMENTS IV, LLC


                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAPSTAR, LLC

                                        By: General Atlantic LLC,
                                            its sole member

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAPCO GMBH & CO. KG

                                        By: GAPCO Management GmbH,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

--------------------------                                ----------------------
64107N206                                                        Page 19 of 19
--------------------------                                ----------------------



                                        GAPCO MANAGEMENT GMBH

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAP COINVESTMENTS CDA, L.P.

                                        By: General Atlantic LLC,
                                            its general partner


                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director